SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                  Report on Form 6-K for the month of July 2002

                                Nokia Corporation
                                   Nokia House
                                Keilalahdentie 4
                                   02150 Espoo
                                     Finland

          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X    Form 40-F
                                  ---             ---

Enclosures:

1. Press release dated July 24, 2002: "Nokia launches services to support a smooth evolution towards future technologies";

2. Press release dated July 15, 2002: "Nokia and TAC sign USD 200 million GSM/GPRS/EDGE network expansion agreement for Thailand"; and

3. Press release dated July 10, 2002: "Matsushita Communication selects Nokia's software platform for future multimedia phones".

                                                         Page 1 of 8 Total Pages
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NOKIA                               PRESS RELEASE
                                    July 24, 2002




Nokia launches services to support a smooth evolution towards future technologies

New services are proof of how Nokia supports operators in realizing the full potential of their investment

Nokia today launched new services, Nokia Network Evolution Service and Nokia Multivendor Integration Service, to help mobile operators make a secure transition to new technologies.

By enabling a seamless overlay of new technologies, these services are a concrete example of how Nokia is supporting the mobile evolution and helping operators realize the full potential of their infrastructure investments.

Nokia Network Evolution Service uses a combination of services and tools. Nokia conducts a careful site survey and provides an assessment and preplan of the operator's network. The outcome of the service is a detailed proposal for optimizing the use of the existing site base for the new access network layer. A site upgrade and co-siting plan is also included.

The service provides important benefits for operators. Optimal site selection and better project preparation support smooth deployment of WCDMA technology, while effective utilization of the existing site base translates into lower costs. The preplanning component of the service, based on actual network data, streamlines the ramp-up of new networks and consumer services.

Nokia Multivendor Integration Service provides project management, an expert team, technical expertise and tools designed to ensure that all network subsystems, including systems from other vendors, are integrated to provide mandatory network functionality as specified in the relevant 3GPP standards. The result is a network that 'shakes hands' to provide smooth connectivity for all basic consumer services.

To implement this service, Nokia compiles a detailed integration and test plan based on a network analysis, followed by a careful testing, verification and integration process. For operators, the result is improved overall network performance and interoperability supporting more reliable consumer services. Fewer bottlenecks in the integration process result in faster network rollout and integration.

"These new services demonstrate in concrete terms our support for WCDMA deployment. Nokia provides significant competences, experience and resources for flexible and cost-efficient implementation of new technologies," says Anthony Crane, Vice President, Delivery and Maintenance Services, Nokia Networks.

"Based on our proven record of more than 150 network deliveries, we are well placed to help operators secure their technology and consumer service evolution," he adds.

Nokia provides a full range of support services and solutions to help mobile operators differentiate in today's fast-changing business environment. This support includes the entire process of planning, building and operating a network, optimizing network performance and creating and integrating solutions that enable new multimedia services.

Along with its global partner network, Nokia's comprehensive service support combines its experienced and committed staff and consultants worldwide with Nokia Online Services, which provides round-the-clock support via the Internet.

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Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Contact information:
Global Communications Department, Nokia Networks
Tel. + 358 (0) 7180 38198
Email nokia.networks@nokia.com

www.nokia.com

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NOKIA                               PRESS RELEASE
                                    July 15, 2002


Nokia and TAC sign USD 200 million GSM/GPRS/EDGE network expansion agreement for Thailand

Total Access Communication (TAC) and Nokia have signed an agreement for the delivery of GSM/GPRS/EDGE mobile systems for the expansion of the DTAC brand mobile network in Thailand. The agreement is valued at USD 200 million.

Nokia is the sole supplier for TAC's mobile core network, including an Intelligent Network platform, and provides the main part of the radio-access network.

Under the agreement, Nokia will provide its UltraSite base station solution, which can support GSM/EDGE/WCDMA, addressing the growing demand for data traffic in today's mobile networks. Operators can employ EDGE to achieve transmission speeds up to 470 kbps, enabling high-speed access to the mobile Internet and enhancing multimedia applications. Nokia will also provide a Smart Radio Concept technology for the radio network to enhance the DTAC network coverage and improve quality.

"We are pleased to expand our cooperation with DTAC in building its competitiveness for the future," says Matti Palomaki, Account Director, Nokia Networks. "We believe DTAC's focus on network quality and coverage as well as its leading end-user services, combined with Nokia's state-of-the-art technology will ensure DTAC's leadership in the Thai market."

"The extension of the GSM/GPRS network shows our commitment to continue better quality, better coverage and best-in-class services. Furthermore, it opens the way to 3G-based advanced mobile services using EDGE technology," says Boonchai Bencharongkul, Chairman and CEO of DTAC.

"Our long-term relationship with Nokia and its competitive products was instrumental in our choice. With Nokia's technology, DTAC will continue to further enhance its network quality and coverage and provide a smooth evolution transition to the next generation of networks," he adds.

DTAC is Thailand's leading wireless communications brand, with over four million customers. DTAC aims to make mobile communications easy, accessible and affordable, under just and transparent pricing system. Telenor has been DTAC's strategic partner since 2000.

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

For further information:

Global Communications Department, Nokia Networks
Tel.  + 358 7180 38195
Email: nokia.networks@nokia.com

www.nokia.com

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Nokia Communications, Asia Pacific
Tel. +656 7231824/+65 6723 2439

www.nokia-asia.com

Jiraporn Boonnark
Ogilvy Public Relations Worldwide Limited
Tel. 0-2632-8300-7
E-mail: jiraporn.boonnark@ogilvy.com

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NOKIA                               PRESS RELEASE
                                    July 10, 2002


Matsushita Communication selects Nokia's software platform for future multimedia phones

July 10, 2002 - Matsushita Communication Industrial Co., Ltd., the Japanese manufacturer of Panasonic mobile handsets, and Nokia, today announced an agreement whereby Matsushita will license the Series 60 Platform from Nokia and integrate it into their Symbian OS-based multimedia phones.

Matsushita's choice demonstrates the ability of both companies to deliver on their commitment to interoperability and a common architecture between applications and mobile devices. Panasonic multimedia phones combined with Series 60 Platform will enable consumers and corporate users to enjoy the full range of mobile services based on open and global technologies. Additionally, the uniform software design and programming interface will benefit developers through easy access to both the Nokia and Matsushita product platforms. For operators, deployment of the Series 60 Platform means less complexity and enhanced application interoperability.

"Utilization of the Series 60 software platform, based on the open and global design policy will enable us to design differentiated and value-added applications for our Panasonic mobile phones without compromising interoperability," said Osamu Waki, Chief Technical Officer, Matsushita Communication "Based on our experience in Japanese market, where there is a strong track record of developing and launching attractive mobile services, we expect to contribute significantly to the expansion of global mobile services market through the use of the Series 60 software platform in our Panasonic mobile phones."

"Matsushita and Nokia believe that consumers and corporate users need to have the freedom to choose their mobile devices according to personal preferences and still access all services across terminals, operators and regions. We are delighted to work with Matsushita as they become a Series 60 licensee and look forward to their input to further develop the terminal software in the spirit of innovativeness and openness. By utilizing interoperable platforms, Matsushita will be one of the key players in the industry to boost the mobile services market", said Pertti Korhonen, executive vice president, Mobile Software, Nokia.

Series 60 is a comprehensive software platform for smart phones, created for mobile phone users that demand easy-to-use, one-hand operated handsets with high-quality color screens, rich communications and enhanced applications. Series 60 consists of the key telephony and personal information management applications, the browser and messaging clients, as well as a complete and modifiable user interface, all designed to run on top of the Symbian OS, an operating system for advanced, data enabled mobile phones.

The licensees of the Series 60 Platform are able to implement the software platform into their own application-driven phone designs, speeding up the rollout of new phone models at lower costs. As Nokia is licensing Series 60 as a source-code product to other mobile handset manufacturers, licensees will be able to differentiate their products and ensure their competitive edge in the mobile phone marketplace.

About Nokia
Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is one of the most broadly held companies in the world with listings on six major exchanges. www.nokia.com

About Matsushita Communication Industrial

                                                         Page 6 of 8 Total Pages
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Matsushita Communication Industrial Co., Ltd (MCI) is a principal subsidiary of
Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand consumer and industrial products. Matsushita Communication Industrial specializes in three business areas: mobile communications, automotive multimedia, and system solutions. One of the world's first 3G handset manufacturers for commercial services in Japan, the company recorded sales of
783.8 billion yen (US$5.9 billion) for the fiscal year ended March 31, 2002. For more information, visit http://www.mci.panasonic.co.jp/english


For further information:

Nokia
Communications
Mobile Software
Tel. +358 71800 8000
Email: nokia.mobile.phones@nokia.com

Nokia, Japan
Corporate Communications
Tel. +81 3 5759 7129

Matsushita
Communications
Tel. +81 3 3438 9203

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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: July 31, 2002                  Nokia Corporation



                                     By: /s/ Ursula Ranin
                                         --------------------------------------
                                         Name:  Ursula Ranin
                                         Title: Vice President, General Counsel

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